Exhibit 99.1

Silicon Motion Announces Results for the Period Ended December 31, 2014

Fourth Quarter 2014

Financial Highlights

•	Net sales decreased 7% quarter-over-quarter to US$80.5 million from US$86.6 million in 3Q14

•	Gross margin (non-GAAP1) decreased to 52.5% from 52.9% in 3Q14

•	Operating expenses (non-GAAP) decreased to US$21.4 million from US$22.1 million in 3Q14

•	Operating margin (non-GAAP) decreased to 25.9% from 27.3% in 3Q14

•	Diluted earnings per ADS (non-GAAP) decreased to US$0.48 from US$0.57 in 3Q14

Business Highlights

•	Achieved highest level of annual revenue and operating income (non-GAAP) in our corporate history

•	Began shipments of our SATA 3 client SSD controller to Micron and another NAND flash OEM

•	Our storage OEM customer began shipping SSDs with our SATA 3 client SSD controllers to three global tier-1 PC OEMs

•	Will begin shipments of our TLC SATA 3 client SSD controller to several module makers in the first quarter

•	Our SATA 3 client SSD controller has secured SSD platform wins at four NAND flash makers for production in 2015—one additional NAND flash maker than last quarter

Taipei, Taiwan, January 27, 2015 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended December 31, 2014. For the fourth quarter, net sales decreased 7% quarter-over-quarter to US$80.5 million from US$86.6 million in the third quarter. Net income (non-GAAP) decreased quarter-over-quarter to US$16.6 million or US$0.48 per diluted ADS from a net income (non-GAAP) of US$19.7 million or US$0.57 per diluted ADS in the third quarter.

GAAP net income for the fourth quarter decreased to US$11.9 million or US$0.35 per diluted ADS from a GAAP net income of US$14.6 million or US$0.43 per diluted ADS in the third quarter.

[1]	Non-GAAP measures represent GAAP measures excluding the impact of stock-based compensation, foreign exchange gain (loss), and other non-recurring items. For reconciliation of non-GAAP to GAAP results and further discussion, see accompanying financial tables and the note “Discussion of Non-GAAP Financial Measures” at the end of this press release.

Fourth Quarter 2014 Financial Review

Commenting on the results of the fourth quarter, Silicon Motion’s President and CEO Wallace Kou said:

“As expected, our fourth quarter revenue was seasonally soft, largely due to the seasonality of eMMC sales. Our fourth quarter revenue increased 53% as compared to the fourth quarter of 2013, led by a strong 70% year-over-year increase of our embedded storage sales, with strong growth by our eMMC and client SSD controllers.

For full-year 2014, we achieved the highest level of revenue in our corporate history. We are extremely pleased with the stellar growth of our eMMC sales, which are now about 40% of total corporate sales, and with the solid position that our client SSD controllers have established with our NAND flash, storage OEM and module maker partners. Our overall embedded storage product sales, consisting primarily of our eMMC, client SSD and industrial SSD controllers have grown to account for over half of our total corporate sales.

In the first quarter-to-date, our client SSD controllers have already achieved a number of important milestones. Micron and another NAND flash vendor announced that they will start shipping SSDs with our controllers. Our storage OEM partner has already started shipping SSDs with our controllers to three global tier-1 PC OEMs. Our turnkey TLC SATA 3 client SSD controller, the world’s first merchant solution, which began commercial sampling in August last year, began initial commercial sales to a module maker customer. Additionally, we secured an SSD platform win at another NAND flash OEM, which brings the total number of NAND flash partners that will enter production in 2015 with our client SSD controllers to four.”

Sales

Net sales in the fourth quarter were US$80.5 million, a decrease of 7% compared with the third quarter. For the quarter, mobile storage products accounted for 81% of net sales and mobile communications 16% of net sales.

Net sales of our mobile storage products, which primarily include eMMC, SSD, memory card and USB flash drive controllers, decreased 9% sequentially in the fourth quarter to US$65.5 million.

Net sales of mobile communications products, which primarily include LTE transceivers and mobile TV IC solutions, increased 5% sequentially to US$13.3 million in the fourth quarter.

Gross and Operating Margins

Gross margin (non-GAAP) decreased to 52.5% in the fourth quarter as compared to 52.9% in the third quarter. GAAP gross margin decreased in the fourth quarter to 52.4% as compared to 52.8% in the third quarter.

Operating expenses (non-GAAP) in the fourth quarter were US$21.4 million, a decrease from US$22.1 million in the third quarter. Operating margin (non-GAAP) was 25.9%, a decrease from 27.3% in the previous quarter. GAAP operating margin was 20.7% for the fourth quarter, a decrease from 21.9% in the third quarter.

Other Income and Expenses

Net total other income (non-GAAP) was US$0.6 million, a slight increase from the third quarter. GAAP net total other income was US$0.2 million, a slight increase from the third quarter.

Earnings

Net income (non-GAAP) was US$16.6 million for the fourth quarter, a decrease from US$19.7 million in the third quarter. Diluted earnings per ADS (non-GAAP) were US$0.48 in the fourth quarter, a decrease from US$0.57 per ADS in the third quarter.

GAAP net income was US$11.9 million for the fourth quarter, a decrease from US$14.6 million in the third quarter. Diluted GAAP earnings per ADS in the fourth quarter were US$0.35, a decrease from US$0.43 per ADS in the third quarter.

Balance Sheet

Cash and cash equivalents, and short-term investments increased at the end of the fourth quarter to US$194.9 million from US$165.2 million at the end of the third quarter.

Cash Flow

Our cash flows were as follows:

3 months ended December 31, 2014

(In US$ millions)
Net income	11.9
Depreciation & amortization	1.9
Changes in operating assets and liabilities	18.1
Others	5.1

Net cash provided by (used in) operating activities	37.0

Acquisition of property and equipment	(1.9)
Others	0.1

Net cash provided by (used in) investing activities	(1.8)

Dividend	(5.1)
Others	—

Net cash provided by (used in) financing activities	(5.1)

Effects of changes in foreign currency exchange rates on cash	(0.4)

Net increase (decrease) in cash and cash equivalents	29.7

During the fourth quarter, we had US$1.9 million of capital expenditures primarily relating to the purchase of software and design tools.

Returning Value to Shareholders

On October 15, 2014 the Board of Directors of the Company declared a US$0.15 per ADS quarterly dividend. On November 19, we paid $5.1 million as dividend payments to our shareholders.

Business Outlook:

Silicon Motion’s President and CEO, Wallace Kou, added:

“2014 was an outstanding year for Silicon Motion. We believe our strong 2014 sets the stage for continuing growth in 2015. We are confident that our SK Hynix eMMC business will continue to grow and our client SSD controller sales will scale as our OEM projects enter production. We expect our first quarter to be seasonally soft due to removable storage seasonality which should offset the initial ramp of our OEM client SSD sales. We expect our eMMC sales to be relatively flat sequentially, but represent an increase of over 50% as compared to the first quarter of 2014.”

For the first quarter of 2015, management expects:

•	Revenue to decrease 5% to 0% sequentially

•	Gross margin (non-GAAP) to be in the 50% to 52% range

•	Operating expenses (non-GAAP) of approximately US$22 to $23 million

For full-year 2015, management expects:

•	Revenue to increase 15 % to 25 % as compared to full-year 2014

•	Gross margin (non-GAAP) to be in the 49.5% to 51.5% range

•	Operating expenses (non-GAAP) of approximately US$91 to $97 million

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on January 27, 2015.

Speakers

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Director of Investor Relations and Strategy

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 866 519 4004

USA (Toll): 1 845 675 0437

Taiwan (Toll Free): 0080 112 6920

Participant Passcode: 5685 8169

REPLAY NUMBERS (for 7 days):

USA (Toll Free): 1 855 452 5696

USA (Toll): 1 646 254 3697

Participant Passcode: 5685 8169

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including non-GAAP cost of sales, non-GAAP gross profit, non-GAAP selling, general, and administrative expenses, non-GAAP operating income, non-GAAP net income, and non-GAAP earnings per diluted ADS. These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because it is consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of stock options and restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Foreign exchange gains and losses consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Other non-recurring items:

•	Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. While litigation may arise in the ordinary course of our business, we nevertheless consider litigation to be an unusual, non-recurring and unplanned activity and therefore exclude this charge when presenting non-GAAP financial measures.

•	Vendor dispute charges relate to the write down of certain unsalable inventory due to defects in the components provided by our vendor. These parts were supplied to us at a quality below levels previously specified and agreed. All parts known to be defective have been identified and are within our control. We have resolved this matter with our vendor and recovered in 1Q 2013 the full value of the inventory being written off. This charge (as well as the amount recovered) has been excluded from our non-GAAP results as we believe this is an unusual, non-recurring and unplanned activity.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Dec. 31, 2013 (US$)	Sep. 30, 2014 (US$)	Dec. 31, 2014 (US$)
Net Sales	52,489	86,561	80,503
Cost of sales	27,045	40,885	38,310

Gross profit	25,444	45,676	42,193
Operating expenses
Research & development	12,339	17,728	17,627
Sales & marketing	3,578	4,724	4,461
General & administrative	2,592	4,230	3,433

Operating income	6,935	18,994	16,672
Non-operating income (expense)
Gain on sale of investments	1	1	1
Interest income, net	483	466	613
Foreign exchange gain (loss),net	73	(375)	(451)
Others, net	7	—	(4)

Subtotal	564	92	159

Income before income tax	7,499	19,086	16,831
Income tax expense	2,083	4,465	4,911

Net income	5,416	14,621	11,920

Basic earnings per ADS	$0.16	$0.43	$0.35
Diluted earnings per ADS	$0.16	$0.43	$0.35
Margin Analysis:
Gross margin	48.5%	52.8%	52.4%
Operating margin	13.2%	21.9%	20.7%
Net margin	10.3%	16.9%	14.8%
Additional Data:
Weighted avg. ADS equivalents[2]	32,899	33,803	33,892
Diluted ADS equivalents	33,670	34,302	34,471

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Dec. 31, 2013 (US$)	Sep. 30, 2014 (US$)	Dec. 31, 2014 (US$)
GAAP net income	5,416	14,621	11,920
Stock-based compensation:
Cost of sales	160	109	104
Research and development	3,152	2,805	2,710
Sales and marketing	891	740	735
General and administrative	656	667	655

Total stock-based compensation	4,859	4,321	4,204

Non-recurring items:
Litigation expenses	(5)	337	(7)
Foreign exchange loss (gain),net	(73)	375	451

Non-GAAP net income	10,197	19,654	16,568

Shares used in computing non-GAAP diluted earnings per ADS	34,065	34,636	34,650
Non-GAAP diluted earnings per ADS	$0.30	$0.57	$0.48
Non-GAAP gross margin	48.8%	52.9%	52.5%
Non-GAAP operating margin	22.5%	27.3%	25.9%

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages, and per ADS data, unaudited)

	For the Year Ended
	Dec. 31, 2013 (US$)	Dec. 31, 2014 (US$)
Net Sales	225,308	289,323
Cost of sales	118,698	139,629

Gross profit	106,610	149,694
Operating expenses
Research & development	46,460	61,048
Sales & marketing	13,597	16,351
General & administrative	11,250	13,378

Operating income	35,303	58,917
Non-operating expense (income)
Gain on sale of investments	4	4
Interest income, net	1,735	2,101
Foreign exchange gain (loss),net	(25)	(606)
Others, net	131	(1)

Subtotal	1,845	1,498

Income before income tax	37,148	60,415
Income tax expense	9,772	16,101

Net income	27,376	44,314

Basic earnings per ADS	$0.83	$1.32

Diluted earnings per ADS	$0.81	$1.30

Margin Analysis:
Gross margin	47.3%	51.7%
Operating margin	15.7%	20.4%
Weighted average ADS:
Basic	33,065	33,651
Diluted	33,642	34,197

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Year Ended
	Dec. 31, 2013 (US$)	Dec. 31, 2014 (US$)
GAAP net income	27,376	44,314
Stock-based compensation:
Cost of sales	308	286
Research and development	6,351	6,872
Sales and marketing	2,197	1,773
General and administrative	1,406	1,569

Total stock-based compensation	10,262	10,500

Non-recurring items:
Vendor dispute	(1,717)	—
Litigation expenses	249	237
Foreign exchange loss (gain), net	25	606

Non-GAAP net income	36,195	55,657

Shares used in computing non-GAAP diluted earnings per ADS	34,042	34,377
Non-GAAP diluted earnings per ADS	$1.06	$1.62
Non-GAAP gross margin	46.7%	51.8%
Non-GAAP operating margin	19.6%	24.1%

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Dec. 31, 2013 (US$)	Sep. 30, 2014 (US$)	Dec. 31, 2014 (US$)
Cash and cash equivalents	161,720	164,445	194,211
Short-term investments	742	730	703
Accounts receivable (net)	30,963	37,152	28,742
Inventories	33,666	55,329	44,076
Refundable deposits - current	15,299	19,315	19,322
Deferred income tax assets (net)	1,278	368	—
Prepaid expenses and other current assets	2,870	4,032	3,386

Total current assets	246,538	281,371	290,440
Long-term investments	133	133	133
Property and equipment (net)	30,195	34,498	35,537
Goodwill and intangible assets(net)	35,474	35,474	35,467
Other assets	4,423	4,563	4,324

Total assets	316,763	356,039	365,901

Accounts payable	14,661	22,725	14,246
Income tax payable	8,189	12,097	16,160
Accrued expenses and other current liabilities	17,826	20,453	24,494

Total current liabilities	40,676	55,275	54,900
Other liabilities	5,390	6,201	6,901

Total liabilities	46,066	61,476	61,801
Shareholders’ equity	270,697	294,563	304,100

Total liabilities & shareholders’ equity	316,763	356,039	365,901

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions to OEMs and other customers in the mobile storage and mobile communications markets. For the mobile storage market, our key products are microcontrollers used in solid state storage devices such as SSDs, eMMCs and other embedded flash applications, as well as removable storage products. For the mobile communications market, our key products are LTE transceivers and mobile TV IC solutions. Our products are widely used in smartphones, tablets, and industrial and commercial applications. For further information on Silicon Motion, visit www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s expected first quarter of 2015 and full year 2015 revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the fourth quarter of 2014. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors; the effect, if any, on the price of our ADS as a result of the implementation of the announced share repurchase program; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 30, 2014. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:

Jason Tsai	Selina Hsieh

Director of IR and Strategy	Investor Relations

Tel: +1 408 519 7259	Tel: +886 3 552 6888 x2311

Fax: +1 408 519 7101	Fax: +886 3 560 0336

E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu

Project Manager

Tel: +886 2 2219 6688 x3509

Fax: +886 2 2219 6868

E-mail: sara.hsu@siliconmotion.com